SUNOCO LP

SUNOCO FINANCE CORP.

8020 Park Lane, Suite 200

Dallas, Texas 75231

August 30, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Sunoco LP and Sunoco Finance Corp.
Registration Statement on Form S-4, File No. 333-212642

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunoco LP, a Delaware limited partnership (the “Partnership”), and Sunoco Finance Corp., a Delaware corporation (“Finance Corp.” and, together with the Partnership, the “Issuers”), hereby request acceleration of the effective time of the Registration Statement on Form S-4 (File No. 333-212642), to September 1, 2016 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Issuers hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Debbie P. Yee of Latham & Watkins LLP at (713) 546-7429.

Very truly yours,

Sunoco LP

By	Sunoco GP LLC, its general partner

By:	By:	/s/ Marci K. Donnelly
	Name:	Marci K. Donnelly
	Title:	Associate General Counsel and Secretary

Sunoco Finance Corp.

By:	/s/ Marci K. Donnelly
	Name:	Marci K. Donnelly
	Title:	Secretary

cc:	Marci K. Donnelly, Sunoco LP
William N. Finnegan IV, Latham & Watkins LLP
Debbie P. Yee, Latham & Watkins LLP

Acceleration Request Letter